UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 9, 2021
(Date of earliest event reported)

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1676855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 6. CHANGES IN CONTROL OF ISSUER

On June 9, 2021, the previous sponsor, Red Oak Capital Group, LLC (“ROCG”), of Red Oak Capital Intermediate Income Fund, LLC (the “Company”) completed an assignment and assumption of interests (the “Assignment”) whereby Messrs. Gary Bechtel, Joseph Elias, Kevin Kennedy, Raymond T. Davis and Jason Anderson (each, a “Member” and collectively, the “Members”) became the owners of all of the equity interests in the Company’s manager, Red Oak Capital Participation Fund GP, LLC (the “Manager”). Prior to the Assignment, ROCG was the sole manager of the Manager. In connection with the Assignment, the Members amended and restated the operating agreement of the Manager to create a board of managers comprised of the Members of the Manager (the “Board”). The Members have the exclusive right to elect and remove the members of the Board by unanimous vote.  As a result of the Assignment, ROCG no longer has sole control of the Company via its control of the Manager.  However, all of the executive officers remain the same and the members of the Board are the same as the members of the ROCG board of managers with the addition of Mr. Davis. As a result of the change of control of the Manager, the Manager should now be considered the sponsor of our ongoing offering under Regulation A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Intermediate Income Fund, LLC,
a Delaware limited liability company

By:	/s/ Jason Anderson
Name:	Jason Anderson
Its:	Chief Financial Officer of the Manager
(Principal Financial Officer and Principal Accounting Officer)
Date:	June 15, 2021